FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * BVF Partners L.P. (Last) (First) (Middle) 227 West Monroe Street, Suite 4800 (Street) Chicago, Illinois 60606 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Biocryst Pharmaceuticals Inc. (“BCRX”) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) April 24, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

 X  10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

      Form filed by One Reporting Person

  X  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/24/03		P		22,000	A	$1.5400		(I)	(1)(2)
Common Stock	4/24/03		P		12,000	A	$1.5400		(I)	(1)(3)
Common Stock	4/24/03		P		33,000	A	$1.5400		(I)	(1)(4)
								2,201,900

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)     The shares reported in this response are indirectly beneficially owned by BVF Partners L.P., a Delaware limited partnership (“Partners”), the designated filer of this joint filing on Form 4, and by its general partner, BVF Inc., a Delaware corporation (“BVF Inc.”), which is also an investment advisor to Partners.  Partners is the general partner of Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF, L.P.”) and Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2, L.P.”), both investment limited partnerships.  Partners also is the manager of BVF Investments L.L.C., a Delaware limited liability company (“Investments”).  Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock reported in Table I as being beneficially owned by Investments.  Mark N. Lampert is the sole shareholder and sole director of BVF Inc., and is an officer of BVF Inc. This joint filing on Form 4 shall not be deemed an admission that Mark N. Lampert is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this joint filing.

(2)     Shares are directly beneficially owned by BVF, L.P.

(3)     Shares are directly beneficially owned by BVF2, L.P.

(4)     Shares are directly beneficially owned by Investments.

BVF Partners L.P. By: BVF Inc., its general partner /s/ Mark N. Lampert ** Signature of Reporting Person	April 28, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Listing of the names and addresses of other reporting persons:

1.	Biotechnology Value Fund, L.P.	BIOTECHNOLOGY VALUE FUND, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

		By:	BVF Inc., its general partner

			By:	/s/ Mark N. Lampert	April 28, 2003
				**Signature of Reporting Person Authorized Signatory	Date

2.	Biotechnology Value Fund II, L.P.	BIOTECHNOLOGY VALUE FUND II, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

		By:	BVF Inc., its general partner

			By:	/s/ Mark N. Lampert	April 28, 2003
				**Signature of Reporting Person Authorized Signatory	Date

3.	BVF Investments, L.L.C.	BVF INVESTMENTS, L.L.C.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its manager

		By:	BVF Inc., its general partner

			By:	/s/ Mark N. Lampert	April 28, 2003
				**Signature of Reporting Person Authorized Signatory	Date

4.	BVF Inc.	BVF INC.
One Sansome Street, 31st Floor
	San Francisco, California 94104	By:		/s/ Mark N. Lampert	April 28, 2003
				**Signature of Reporting Person Authorized Signatory	Date

5.	Mark N. Lampert
One Sansome Street, 31st Floor
	San Francisco, California 9410	By:		/s/ Mark N. Lampert	April 28, 2003
				**Signature of Reporting Person Authorized Signatory	Date

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002